Exhibit 99.3

VOTING PROXY

THE UNDERSIGNED

Name:

Address:

Postal code and city:

Country:

Guidance note: To be further completed only if relevant.

Acting on behalf of:

Name:

Legal form:

Country of incorporation:

Address:

Postal code and city:

Country:

(the "Principal").

GRANTS POWER OF ATTORNEY to

Guidance note: Please check the applicable box below.

☐	each director of the Company

☐	each civil law notary, assigned civil law notary and candidate civil law notary working with CMS Derks Star Busmann N.V., Dutch counsel to the Company
☐
Guidance note: Possibility to fill in above the name of an authorised person of your own choice.

for the performance in the Principal's name, in its capacity as shareholder of Mainz Biomed N.V., a public company under Dutch law, registered with the Dutch trade register under number 82122571 (the "Company"), of the following legal acts:

(a)	representing the Principal at the annual general meeting of the Company to be held at the offices of CMS, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on Monday 2 June 2024 at 14.00 hours CET (the "AGM");

(b)	attending and addressing the AGM;

(c)	exercising at the AGM the voting rights attached to the shares in the capital of Company held by the Principal on the record date for the AGM set or to be set by the board of the Company, and voting in favour of all proposals included in the agenda for the AGM, unless clearly indicated otherwise below:

No.	Agenda item

3.	Adoption of the statutory annual accounts for the financial year ended 31 December 2024

	For:	☐	Number of shares:

	Against:	☐	Number of shares:

	Abstain:	☐	Number of shares:

4.	Discharge from liability of the directors for their management and supervision during the financial year ended 31 December 2024

	For:	☐	Number of shares:

	Against:	☐	Number of shares:

	Abstain:	☐	Number of shares:

5.	Amendment of the articles of association and authorisation of CMS to have the deed of amendment of articles of association executed

	For:	☐	Number of shares:

	Against:	☐	Number of shares:

	Abstain:	☐	Number of shares:

6.	Extension of the authorisation of the board to acquire ordinary shares or depositary receipts thereof

	For:	☐	Number of shares:

	Against:	☐	Number of shares:

	Abstain:	☐	Number of shares:

7.	Extension of the authorisation of the board to acquire preferred shares or depositary receipts thereof

	For:	☐	Number of shares:

	Against:	☐	Number of shares:

	Abstain:	☐	Number of shares:

8.	Cancellation of ordinary shares held by the Company

	For:	☐	Number of shares:

	Against:	☐	Number of shares:

	Abstain:	☐	Number of shares:

9.	Reappointment of Mr. G. Bächler as executive director

	For:	☐	Number of shares:

	Against:	☐	Number of shares:

	Abstain:	☐	Number of shares:

10.	Reappointment of Mr. H.J. Hekland as non-executive director

	For:	☐	Number of shares:

	Against:	☐	Number of shares:

	Abstain:	☐	Number of shares:

11.	Reappointment of Mr. G.J. Tibbitts as non-executive director

	For:	☐	Number of shares:

	Against:	☐	Number of shares:

	Abstain:	☐	Number of shares:

12.	Reappointment of Dr. H. Dreismann as non-executive director

	For:	☐	Number of shares:

	Against:	☐	Number of shares:

	Abstain:	☐	Number of shares:

13.	Approval of the 2025 Omnibus Incentive Plan

	For:	☐	Number of shares:

	Against:	☐	Number of shares:
	Abstain:	☐	Number of shares:

14.	Amendment of the remuneration policy and confirmation of awards granted to directors

	For:	☐	Number of shares:

	Against:	☐	Number of shares:

	Abstain:	☐	Number of shares:

15.	Assignment of Kreston Lentink Audit B.V. as Dutch auditor and authorisation of the board to assign a US auditor at its discretion for the financial year ending 31 December 2025

	For:	☐	Number of shares:

	Against:	☐	Number of shares:

	Abstain:	☐	Number of shares:

ON THE FOLLOWING TERMS

1.	Each Authorised Person shall be authorised to grant the power of attorney granted to him to any other person, whereupon such other person will for the purpose of this power of attorney be deemed to be an Authorised Person as well.

2.	This power of attorney shall be exclusively governed by and construed in accordance with Dutch law.

SIGNED AS FOLLOWS

(Signature page follows)

(Signature page to power of attorney)

Name:
Date: